Rainbow Coral Corp.
291 LaCosta Rd.
Nokomis, FL 34275

January 6, 2011

Justin T. Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7410

RE:	Rainbow Coral Corp. (“the Company”)
Request for Effectiveness
File No. 333-169554

Mr. Dobbie:

We hereby request effectiveness of Rainbow Coral Corp’s registration statement on SEC Form S-1. By requesting accelerated effectiveness, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

The undersigned registrant acknowledges that:

•
Should the Securities and Exchange Commission (The “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filling:

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of Monday January 10, 2011 at 9:00 a.m. This date and time has been selected to allow for adequate review of our request by the S.E.C.

Should you have any questions please do not hesitate to call me at (941) 723-7564

Sincerely,

RAINBOW CORAL CORP.

/s/ Louis W. Foxwell
Louis W. Foxwell
President & Chief Executive Officer